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                               January 22, 2021

       Joseph D. Vittiglio
       General Counsel and Corporate Secretary
       Finch Therapeutics Group, Inc.
       200 Inner Belt Road, Suite 400
       Somerville, Massachusetts 02143

                                                        Re: Finch Therapeutics
Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
28, 2020
                                                            CIK No. 0001733257

       Dear Mr. Vittiglio:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Submitted December 28, 2020

       Prospectus Summary
       Overview, page 1

   1.                                                   Please revise
statements here and elsewhere concerning your    pivotal trials    to also
refer
                                                        to the phase of trial
that you are referencing.
   2.                                                   We note your statement
on page 1:    We believe data from our pivotal trial with CP101
                                                        validates our platform
  and page 2:    CP101 also demonstrated a favorable safety profile,
                                                        with no
treatment-related serious adverse events.    Please revise this statement and
all
                                                        similar statements
throughout your prospectus to remove implication that your product candidates are safe or
effective, as these determinations are solely within the authority of
 Joseph D. Vittiglio
Finch Therapeutics Group, Inc.
January 22, 2021
Page 2
         the FDA and comparable regulatory bodies. Please also refrain from implying the inherent
         safety of microbiome therapeutics, such as    Due to this symbiotic
relationship, restoration
         of this community is expected to present a favorable safety profile, espcially given your disclosures on page 35 concerning risks of transfer of infectious agents such as e. coli.
3. Please revise to balance your statement on page 1 that you have a rich clinical stage pipeline given you only have one product candidate in clinical stage.
4. We note your statements on pages 1, 2, 4 and elsewhere that you are the only company with capabilities to pursue both targeted and enriched consortia, CP101 is the first orally administered, microbiome therapeutic candidate to meet its primary endpoint in a pivotal trial, and that you have the first and only late-stage, orally administered Complete
         Consortia product candidate. Please balance these statements with a discussion of the competitive landscape faced by the company and ensure the basis for such statements is apparent from the prospectus disclosure.
Key Advantages of Our Platform, page 3

5. We note your statement on page 3 that you believe FIN-211 is positioned to be the first microbiome therapeutic in ASD, your statements on page 4 that you believe CP101 enables both a potential near-term commercial opportunity in recurrent CDI and has the ability to rapidly expand into new therapeutic areas linked to community-level dysbiosis, and your statement on page 5 that you designed your Human-First Discovery platform to rapidly scale across multiple therapeutic areas. Please revise these and similar statements to remove the implication that you have the ability to accelerate the FDA approval process required prior to commercialization, as this is outside of your control.
Risk Factors, page 13

6.     We note your statements on page 20 and 35 regarding OpenBiome   s
clinical hold. Please
       revise page 20 to disclose the current landscape surrounding FMT and related products, including with respect to SAEs reported and FDA involvement.
FirstName LastNameJoseph D. Vittiglio
7. We note your statement on page 61 that you are aware of a patent estate that may impact
Comapany
       yourNameFinch
             competitiveTherapeutics
                         position withGroup,
                                        respectInc.
                                                to one of your product
candidates. Please revise to
Januarystate the product
         22, 2021  Page 2candidate at issue and, if known, the territory covered.
FirstName LastName
 Joseph D. Vittiglio
FirstName  LastNameJoseph   D. Vittiglio
Finch Therapeutics  Group, Inc.
Comapany
January 22,NameFinch
            2021       Therapeutics Group, Inc.
January
Page 3 22, 2021 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 100

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Our Approach, page 109

9.       We note the following statement on pages 3, 105 and 109:    Our
Human-First Discovery
         platform is designed to significantly reduce drug development time and
risk.    Please
         reconcile this statement with the backdrop to the clinical hold discussed on page 20 and the two FDA advisories issued in 2020 concerning safety measures related to FMT.
10.      We note your reference to FIN-211 being    first-in-class    on page
111. This term may be
         interpreted to suggest that your product candidate has been approved by the FDA, which is not the case. Please revise the statement to remove such suggestion.
Our Clinical Programs, page 111

11. With respect to the p-value on page 115, please provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance.
12. Please state whether your Phase 1 trial of CP101, described on page 117, was powered for statistical significance, and if so, provide p-values.
Our Collaborations and License Agreements, page 125

13. With respect to the Arizona State Agreement, please more specifically describe the nature and scope of the intellectual property that was transferred and the product candidates it relates to. Additionally, we note your statement that the royalty term expires on a country-
         by-country basis as to each licensed product until expiry of the last to expire claim in such country. Please revise to clarify when these claims are expected to expire.
14. Please revise pages 132-133 to more specifically describe the assets purchased under, and the duration of, the OpenBiome Agreement entered in November of 2020. Additionally, please revise to describe the Asset Purchase and License Agreement entered with
         OpenBiome in 2019 and the Material Access and License Agreement, including the intellectual property licensed thereunder, to the extent such agreements survive the closing of the November 2020 OpenBiome Agreement.
 Joseph D. Vittiglio
FirstName  LastNameJoseph   D. Vittiglio
Finch Therapeutics  Group, Inc.
Comapany
January 22,NameFinch
            2021       Therapeutics Group, Inc.
January
Page 4 22, 2021 Page 4
FirstName LastName
Executive Compensation, page 159

15. We note your statement on page 161 that you have entered into employment agreements or offer letter agreements with certain of named executive officers. Please file such employment agreements or offer letter agreements as exhibits pursuant to Item 601(b)(10)
         of Regulation S-K.
Principal Stockholders, page 170

16. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Symbiosis LLC on page
171. Refer to
         Item 403 of Regulation S-K.
Consolidated Financial Statements
Note 6. Revenue, page F-19

17. We note that under the Takeda Pharmaceutical arrangement that you are reimbursed for certain research and development costs which are included under collaboration revenue in the consolidated statement of operations. Please explain to us the factors you considered in determining that such costs should be recognized as revenue and cite the accounting literature relied upon and how you applied it to your situation.
General

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
       You may contact Tara Harkins at 202-551-3639 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Courtney T. Thorne, Esq.